UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 29 January 2013
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X      Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

Issued by Harmony Gold
Mining Company Limited
29 January 2013
For more details contact:
Henrika Basterfield
Investor Relations Officer
+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Harmony and the unions moving one step closer to reaching agreement
Johannesburg. Tuesday, 29 January 2013. Harmony Gold Mining Company Limited
(‘Harmony’ or the ‘Company’) advises that a second meeting was held today in terms of section 189 of the Labour Relations Act, 66 of 1995 ("LRA") between Harmony and its
Kusasalethu employees represented by the National Union of Mineworkers (NUM),
Association of Mineworkers and Construction Union (AMCU), Solidarity and UASA
(collectively referred to as “the Unions”).
The Unions have accepted Harmony’s rationale for issuing the section 189 in terms of the
LRA, which may lead to the possible closure of the mine and the possible retrenchment of all employees. Although the temporary closure of Kusasalethu due to safety and security reasons remains in place, the conditions under which the mine could be re-opened were discussed.
“We have made some progress today and we are one step closer to finding a sustainable solution to re-opening Kusasalethu. However, the mine remains closed until an agreement has been reached and all the conditions of re-opening it have been agreed upon and committed to by all the unions and other stakeholders involved”, said Graham Briggs, chief executive officer of Harmony.
The next meeting has been scheduled for the 6
th
of February 2013. Bilateral discussions
between the parties will continue in the interim.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 29, 2013
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director